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UNITED STATES
~~SECURIT~~IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAY 3 1 2002
155

SEC FILE NUMBER
8-49257

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___04-01-01___ AND ENDING ___03-31-02___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wall and Company Securities, Inc.

OFFICIAL USE ONLY	
FIRM ID. NO.	

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Town Square Blvd. Ste. 100
(No. and Street)

Asheville   NC   28803
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Warren W. Wall   828-651-9617
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crisp Hughes Evans LLP
(Name — if individual, state last, first, middle name)

PO Box 3049   Asheville   NC   28802
(Address)   (City)   (State)   Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

JUN 1 9 2002

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Warren W. Wall_, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Wall and Company Securities, Inc._, as of _March 31_, 19 _2002_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____President_____
Title

Lynn M. Carter
Notary Public

My commission Expires August 10, 2005

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WALL AND COMPANY SECURITIES, INC.

Financial Statements
and
Supplementary Schedule

March 31, 2002

(with Independent Auditors' Report thereon)

WALL AND COMPANY SECURITIES, INC.

Table of Contents

March 31, 2002



Crisp
Hughes
Evans LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

- <u>Independent Auditors' Report</u> -

To the Board of Directors
Wall and Company Securities, Inc.
Asheville, North Carolina

We have audited the accompanying statement of financial condition of Wall and Company Securities, Inc. (an "S" Corporation) (the "Company") as of March 31, 2002, and the related statements of operations, stockholder's equity, changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wall and Company Securities, Inc. as of March 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information in the accompanying schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Asheville, North Carolina
April 30, 2002

Crisp Hughes Evans LLP

500 Ridgefield Court   828.254.2254
PO Box 3049   828.254.6859 fax
Asheville, NC 28802   www.che-llp.com

AFFILIATED WORLDWIDE
THROUGH AGN INTERNATIONAL

(1)

WALL AND COMPANY SECURITIES, INC.

Statement of Financial Condition

March 31, 2002

Assets

Cash and cash equivalents	$	5,727
Due from stockholder		120,605
Securities owned, at market value		69,337
Total assets	$	195,669

Stockholder's Equity

Stockholder's equity:

Common stock, $1 par value, authorized 100,000 shares, issued and outstanding 1,000 shares		1,000
Additional paid-in capital		96,000
Retained earnings		98,669
Total stockholder's equity	$	195,669

The accompanying notes are an integral part of these financial statements.

WALL AND COMPANY SECURITIES, INC.

Statement of Operations

For the Year Ended March 31, 2002

Revenues:		
Commissions	$	618,609
Interest		4,181
Other		10,866
		633,656
Expenses:		
Clearance		5,629
Management fees		556,573
Other		7,429
		569,631
Net income	$	64,025

The accompanying notes are an integral part of these financial statements.

WALL AND COMPANY SECURITIES, INC.

Statement of Stockholder's Equity

For the Year Ended March 31, 2002

| | Common Stock | | Additional Paid-In | Retained | |
	Shares	Amount	Capital	Earnings	Total
Balances, March 31, 2001	1,000	$ 1,000	$ 96,000	$ 53,309	$ 150,309
Distributions	-	-	-	(18,665)	(18,665)
Net income	-	-	-	64,025	64,025
Balances, March 31, 2002	1,000	$ 1,000	$ 96,000	$ 98,669	$ 195,669

The accompanying notes are an integral part of these financial statements.

WALL AND COMPANY SECURITIES, INC.

Statement of Changes in Liabilities Subordinated to Claims of Creditors

For the Year Ended March 31, 2002

Balance, March 31, 2001	$ -
Additions	-
Balance, March 31, 2002	$ -

The accompanying notes are an integral part of these financial statements.

WALL AND COMPANY SECURITIES, INC.

Statement of Cash Flows

For the Year Ended March 31, 2002

Operating activities:		
Net income	$	64,025
Changes in operating assets and liabilities:		
Securities owned		26,289
Other assets		6,418
Accrued expenses and other liabilities		(6,830)
Net cash provided by operating activities		89,902
Investing activities:		
Advance to stockholder		(120,605)
Financing activities:		
Distribution to stockholder		(18,665)
Net decrease in cash and cash equivalents		(49,368)
Cash and cash equivalents, beginning of year		55,095
Cash and cash equivalents, end of year	$	5,727

The accompanying notes are an integral part of these financial statements.

1. **Summary of Significant Accounting Policies**

   Organization - The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company was registered on April 25, 1996 and July 12, 1996, respectively. The Company is a North Carolina corporation, and its customer base consists primarily of personal customer accounts in Western North Carolina.

   The Company has an agreement with Southwest Clearing Corporation (the "Clearing Broker") to clear securities transactions, carry customers' accounts on a fully-disclosed basis, and perform record keeping functions; accordingly, it operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(b). The Company has pledged approximately $15,000 of securities to the Clearing Broker as part of the agreement. The Company also sells other investment products such as annuities, life insurance, church bonds, and mutual funds on behalf of other companies.

   Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Securities Transactions - Proprietary securities transactions are recorded on the trade date basis. Customer's securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

   Securities Owned - Securities owned are valued at market, and changes in unrealized gains and losses are reflected in the statement of operations.

   Income Taxes - Effective April 1, 2000, the Company elected to be treated as a Subchapter "S" corporation for federal and state income tax purposes. Under the Subchapter "S" election, profits and losses and available tax credits are recognized on the stockholder's income tax returns; therefore, no liability for income taxes has been provided in the financial statements.

Cash and Cash Equivalents - Cash and cash equivalents includes cash on hand and deposits at financial institutions with a maturity of three months or less. The majority of the cash balance is in a money market fund that is not FDIC insured.

2. **Related Party Transactions**

The Company pays a related party, W. Wall and Company, Inc., management fees in accordance with a management fee agreement. The related party is to provide management and administrative services and office space to the Company for a percentage of net cash flow of the Company, as defined in the agreement.

The amount expensed under this agreement for the year ended March 31, 2002, was approximately $557,000.

The Company has advanced $120,605 to the sole stockholder as of March 31, 2002. The advance bears an interest rate of 4.63%. Interest is to be paid on demand but no later than November 30 of each year the advance is outstanding. Principal is due upon demand.

3. **Securities Owned**

Marketable securities owned consist of trading and investment securities at market values as follows:

Mutual funds $ 69,337

4. **Net Capital Requirement**

The Company is a member of the NASD and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2002, the Company's net capital was approximately $67,000, which was approximately $62,000 in excess of its minimum requirement of $5,000. The Company's net capital ratio was zero.

5. **Off-Balance Sheet Risk**

Pursuant to the clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts introduced by the Company.

WALL AND COMPANY SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

March 31, 2002

Net capital:		
Total stockholder's equity	$	195,669
Deduct non-allowable assets:		
Advances due from stockholder		120,605
Net capital before haircuts		75,064
Haircuts on securities and money market fund		8,540
Net capital	$	66,524
Total aggregate indebtedness	$	-
Computation of basic net capital requirement, minimum net capital required (greater of 6.67% of aggregate indebtedness or $5,000 minimum dollar net capital)	$	5,000
Excess net capital	$	61,524
Ratio of aggregate indebtedness to net capital		-

Reconciliation of net capital as reported in the focus report to net capital as reported in the audited financial statements:

Net capital, as reported in Company's Part II (unaudited) focus report	$	65,005
Miscellaneous		1,519
	$	66,524

See Independent Auditors' Report.

This Page Was Left Blank Intentionally



CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

To the Board of Directors
Wall and Company Securities, Inc.
Asheville, North Carolina

In planning and performing our audit of the financial statements and supplemental schedule of Wall and Company Securities, Inc. (the "Company") for the year ended March 31, 2002, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons;
2. recordation of differences required by Rule 17a-13; and
3. complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

500 Ridgefield Court   828.254.2254
PO Box 3049   828.254.6859 fax
Asheville, NC 28802   www.che-llp.com

AFFILIATED WORLDWIDE
THROUGH AGN INTERNATIONAL   HANDS-ON HELP. REAL-WORLD SOLUTIONS.

management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the accounting system and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Wall and Company Securities, Inc. for the year ended March 31, 2002, and this report does not affect our report thereon dated April 30, 2002.

Segregation of Duties

The Company's management should continually keep in mind that there is a potential for internal control problems because of the small size of the Company's staff, which makes it technically impossible to fully segregate duties in such a manner as to achieve a workable set of checks and balances on each employee. Checks and balances are necessary to reduce possibilities for errors arising from misunderstanding of instructions, mistakes of judgment, and personal carelessness, distraction, or fatigue. Even procedures whose effectiveness depends on segregation of duties can be circumvented by collusion.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the SEC's objectives.

Wall and Company Securities, Inc.
Page Three

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Asheville, North Carolina
April 30, 2002